UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

TUMI RESOURCES LIMITED
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

899694 10 3
(CUSIP Number)

Fay M. Matsukage, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

January 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS DAVID HENSTRIDGE I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION AUSTRALIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,902,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,902,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,902,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                         2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 899694 10 3

Item. 1       Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, no par value, of Tumi Resources Limited (the “Issuer”).  The Issuer’s principal executive offices are located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, CANADA.

Item 2.       Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by David Henstridge.

Mr. Henstridge is a citizen and resident of Australia.  Mr. Henstridge’s business address is 14 Beaver Street, Malvern East, Victoria, Australia 3145.

Mr. Henstridge has co-authored 15 geological publications.  Mr. Henstridge is an officer and director of the Issuer and is an officer and/or director of other public reporting companies.

During the last five years, Mr. Henstridge has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

Mr. Henstridge acquired shares of the Issuer’s common stock from various sources, including, but not limited to, purchases from the Issuer in private and public offerings, purchases from private individuals and entities, and purchases in the open market.  In addition, Mr. Henstridge has sold shares in private transactions and through the public market.  All of the transactions were funded through Mr. Henstridge’s personal funds.

There have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Henstridge within the last 60 days.

Item 4.       Purpose of Transaction.

(a)
Mr. Henstridge is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name or through other entities).

Mr. Henstridge does not have any other present plans or proposals that relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 899694 10 3

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Henstridge will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.       Interest in Securities of the Issuer.

(a)
As of February 10, 2009, Mr. Henstridge owned beneficially 1,902,600 (6.7%, based upon 27,795,706 shares outstanding as of February 10, 2009) of the Issuer’s common shares.  Mr. Henstridge’s beneficial ownership includes: 1,262,600 common shares; options to acquire an additional 640,000 common shares including: 168,400 at $0.62 per common share exercisable through May 19, 2009, 130,000 at $0.80 per common share exercisable through June 12, 2010, 241,600 at $0.50 per common share exercisable through April 9, 2011, and 100,000 at $0.30 per common share exercisable through July 20, 2011.

(b)	Mr. Henstridge has the sole power to vote and to dispose of 1,902,600 of the Issuer’s common shares.

(c)
During the prior 60 days, Mr. Henstridge did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3. Source and Amount of Funds or Other Consideration.”

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Henstridge.

(e)	As of February 10, 2009, Mr. Henstridge continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.

Item 7.       Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2009	/s/ David Henstridge
David Henstridge